[redacted]

04015338

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 29 2004
WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 46965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Partners, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3525 Piedmont Road, Suite 300
(No. and Street)

Atlanta	GA	30305
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Bartko — (404) 238-0550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corporation
(Name - if individual, state last, first, middle name)

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gregory Bartko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Partners, L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

Denise B. Featherstone
Notary Public
Dekalb County Georgia

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPSTONE PARTNERS, L.C.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

CAPSTONE PARTNERS, L.C.
Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Member of
Capstone Partners, L.C.

We have audited the accompanying statements of financial condition of Capstone Partners, L.C. (the "Company") as of December 31, 2003 and 2002 and the related statements of operations, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Partners, L.C. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered a loss from operations during the current year and has limited operating revenues. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's actions in regard to these matters are described in Notes 3 and 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
March 16, 2004

PKF
PKF
Certified Public Accountants
A Professional Corporation

CAPSTONE PARTNERS, L.C.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 11	$ 1,391
Investment securities, at market value	5,387	33,121
Notes receivable (Note 4)	19,680	16,946
Note receivable - related party (Note 6)	19,078	17,791
Total current assets	44,156	69,249
Office equipment, net of accumulated depreciation of $2,768 and $2,030, respectively	923	1,661
	$ 45,079	$ 70,910

LIABILITIES AND MEMBER'S CAPITAL

	2003	2002
LIABILITIES		
Accounts payable	$ 3,382	$ 1,739
Total current liabilities	3,382	1,739
Commitments and contingencies (Note 5)		
MEMBER'S CAPITAL		
Member's capital	41,697	69,171
Total liabilities and member's capital	$ 45,079	$ 70,910

The accompanying notes are an integral part of the financial statements

CAPSTONE PARTNERS, L.C.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenue:		
Commissions and fees income	$ 109,555	$ 153,251
Realized gain (loss) on investment securities	(44,449)	36,587
Unrealized gain (loss) on investment securities	(5,407)	51,322
Interest income	4,021	3,805
Total revenue	63,720	244,965
Expenses:		
Occupancy	15,796	20,809
General and administrative	75,398	216,803
Total expenses	91,194	237,612
Net (loss) income	$ (27,474)	$ 7,353

The accompanying notes are an integral part of the financial statements

CAPSTONE PARTNERS, L.C.
STATEMENTS OF CHANGES IN MEMBER'S CAPITAL
For the Years Ended December 31, 2003 and 2002

	Total
Balance at December 31, 2001	$ 57,868
Member contributions	5,000
Member distributions	(1,050)
Net income	7,353
Balance at December 31, 2002	69,171
Net loss	(27,474)
Balance at December 31, 2003	$ 41,697

The accompanying notes are an integral part of the financial statements

CAPSTONE PARTNERS, L.C.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (loss) income	$	(27,474)	$	7,353
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:				
Depreciation		738		738
Changes in certain assets and liabilities:				
Investment securities		27,734		(12,215)
Accounts payable		1,643		183
Net cash provided by (used in) operating activities		2,641		(3,941)
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in notes receivable		(2,734)		(2,606)
Increase in note receivable - related party		(1,287)		(1,199)
Net cash used in financing activities		(4,021)		(3,805)
CASH FLOWS FROM FINANCING ACTIVITIES				
Member capital contributions		–		5,000
Member capital distributions		–		(1,050)
Net cash provided by financing activities		–		3,950
Net decrease in cash		1,380		3,796
Cash at the beginning of the year		1,391		5,187
Cash at the end of the year	$	11	$	1,391
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid during the year for income taxes	$	–	$	–
Cash paid during the year for interest	$	–	$	–

The accompanying notes are an integral part of the financial statements

NOTE 1 - ORGANIZATION

Capstone Partners, L.C. (the "Company") began doing business in October 1993 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(3). The Company is engaged in offering general corporate finance and investment banking advisory services relating to mergers and acquisitions, strategic alliance, business valuation and in providing assistance to businesses in the structuring and placement of private debt and equity. The Company collects fees based on a percentage of the debt or equity amount obtained as a result of these services. Effective July 20, 1998 control of the Company was acquired by Presidio Capital and Management Corporation ("PCMC"). The sale was approved in April 1999 and the membership agreement was entered into between the Company and PCMC. Since February 1999, PCMC acts merely as a holding company for the ownership of Capstone Partners, L.C. The Company's headquarters are now located in Atlanta, Georgia.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a limited liability company taxed as a partnership. As such, the tax effects of the Company accrue directly to its member. Accordingly, no tax provision (benefit) is reflected in these financial statements.

The Company generally classifies as cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase.

Office equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, which is five years. Depreciation for each of the years ended December 31, 2003 and 2002 was $738.

Commission revenue and related sales commissions which are based on a percentage of the debt or equity amount obtained as a result of the services performed are recorded as they are earned. In some instances, the Company receives shares of common stock in lieu of fees for the services performed. The revenue is recorded when the stock is received at the market value on the day of deposit into the investment fund.

Certain prior year amounts have been reclassified in order to conform to the current year presentation.

NOTE 3 - MANAGEMENT PLANS FOR FUTURE OPERATIONS AND FINANCING

The financial statements have been prepared assuming that the Company will continue as a going concern, however the Company has experienced a loss in the current year of operations of approximately $27,500. The loss in the current year has reduced the net members capital to approximately $41,700 as of December 31, 2003. At present, the Company's working capital may not be sufficient to meet the Company's objectives as structured. Although these conditions indicate that the Company may be unable to continue as a going concern management is taking steps to attempt to strengthen its capital position.

On January 15, 2003 pursuant to management's plans to raise additional capital, IPO Partners, Inc. acquired a 24% interest in Capstone Partners, L.C. via a private placement of membership units for consideration of $250,000 deliverable as a promissory note (see note 8). The financial statements do not include any adjustments for the private placement of capital.

NOTE 4 - NOTES RECEIVABLE

During 2000, the Company loaned $9,000 to a non-related party. On July 14, 2000 the individual signed a promissory note which accrues interest at 18% and matured September 13, 2000. On September 13, 2000 the Company modified the terms of the note receivable to be payable on demand. The balance of the note at December 31, 2003 and 2002 is $16,710 and $13,976, respectively.

During 2000, the Company loaned a total of $12,000 to non-related parties. The notes are non-interest bearing and are payable on demand. The balance of the notes at December 31, 2003 and 2002 is $2,970.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company is periodically involved in a legal action arising in the normal course of business. At December 31, 2003 management is not aware of any material claims against the Company.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company leased property from a related party on a month-to-month basis during the years ended December 31, 2003 and 2002. For the years ended December 31, 2003 and 2002, rent expense amounted to $15,796 and $20,809, respectively.

Note Receivable - related party is comprised of amounts loaned to the CEO of the Company during 1999. The principal amount of $19,300 is unsecured, was due on September 1, 2000 and bears interest at 7% per annum. On September 1, 2000 the Company modified the terms of the note receivable to be payable on demand. During 2001, the CEO repaid $6,136 of this note receivable. The balance of this note at December 31, 2002 and 2002 is $19,078 and $17,791, respectively.

NOTE 7 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 1,500% of its net capital. As of December 31, 2003 and 2002, the Company had net capital of $1,190 and $27,789, respectively. This was a deficiency in net capital of $3,810 at December 31, 2003 and $22,789 in excess of its required net capital at December 31, 2002. The Company's net capital ratio was 284.2% and 6.3% as of December 31, 2003 and 2002, respectively.

NOTE 8 - SUBSEQUENT EVENT

On January 15, 2003 pursuant to management's plans to raise additional capital, IPO Partners, Inc. acquired a 24% interest in Capstone Partners, L.C. Under the terms of the agreement Capstone Partners, L.C. issued a private placement of membership units for consideration of $250,000 deliverable as a promissory note for the purchase price, requiring monthly installment payments over 12 months with interest accruing on the unpaid balance of the promissory note at the rate of US-bank prime, plus 1%.

SUPPLEMENTARY INFORMATION

CAPSTONE PARTNERS, L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2003 and 2002

	2003	2002
Member's capital	$ 41,697	$ 69,171
Less non-allowable assets:		
Haircuts on investment securities	826	4,984
Notes receivable	19,680	16,946
Note receivable - related party	19,078	17,791
Office equipment	923	1,661
Net capital	$ 1,190	$ 27,789

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2003	2002
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 5,000
Net capital (deficiency) in excess of amount required	$ (3,810)	$ 22,789
Aggregate indebtedness	$ 3,382	$ 1,739
Ratio of aggregate indebtedness to net capital	284.2 %	6.3 %

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5)

	2003	2002
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 4,490	$ 29,487
Detail adjustments:		
Office equipment	738	738
Accounts payable	(3,300)	(1,698)
Notes receivable	(4,021)	(3,805)
Capital contribution	–	5,000
Other adjustments	3,283	(1,933)
Net capital, as adjusted	$ 1,190	$ 27,789
Aggregate indebtedness, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 82	$ 41
Detail adjustments:		
Accounts payable	3,300	1,698
Aggregate indebtedness, as adjusted	$ 3,382	$ 1,739

CAPSTONE PARTNERS, L.C.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2003 and 2002

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(3). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

CAPSTONE PARTNERS, L.C.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2003 and 2002

The Company does not hold customer securities and consequently qualifies for exemption under the provisions of the Rule.

PKF

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member of
Capstone Partners, L.C.

In planning and performing our audits of the financial statements of Capstone Partners, L.C. as of and for the years ended December 31, 2003 and 2002, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Capstone Partners, L.C. for the years ended December 31, 2003 and 2002, and this report does not affect our report thereon dated March 16, 2004.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal controls contemplate a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
March 16, 2004

PKF
Certified Public Accountants
A Professional Corporation